UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Vera Therapeutics, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

92337R 101

(CUSIP Number)

John Heard

Abingworth LLP

Princes House

38 Jermyn Street

London, England SW1Y 6DN

+44 20 7534 1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92337R 101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth LLP 98-0518585
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,970,156*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,970,156*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,970,156*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 11.1%*
14.	Type of Reporting Person (See Instructions): PN

*As of the date hereof, Abingworth LLP may be deemed to beneficially own an aggregate of 2,970,156 shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of Vera Therapeutics, Inc. (the “Issuer”) consisting of (i) 2,960,231 shares of Common Stock held by Abingworth Bioventures 8 LP (“Abingworth 8”) and (ii) 9,925 shares of Common Stock issuable upon the exercise of a stock option (the “Option”) issued to Kurt von Emster. Mr. von Emster, a Partner of Abingworth LLP, was granted the Option, as director’s compensation, which Option is fully exercisable within sixty (60) days of the date hereof. Under an agreement between Mr. von Emster and Abingworth LLP, Mr. von Emster is deemed to hold the Option and any shares of Common Stock issuable upon the exercise of the Option for the benefit of Abingworth 8, and must exercise the Option solely upon the direction of Abingworth LLP. As a result of the foregoing, Abingworth LLP, as the investment manager of Abingworth 8, may be deemed to beneficially own (i) the 2,960,231 shares of Common Stock held by Abingworth 8 and (ii) the 9,925 shares of Common Stock issuable upon the exercise of the Option. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth LLP may be deemed to beneficially own 11.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 26,743,289 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2022.

CUSIP No. 92337R 101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth Bioventures 8, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,970,156*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,970,156*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,970,156*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 11.1%*
14.	Type of Reporting Person (See Instructions): PN

 * As of the date hereof, Abingworth Bioventures 8 LP (“Abingworth 8”) may be deemed to beneficially own an aggregate of 2,970,156 shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of Vera Therapeutics, Inc. (the “Issuer”) consisting of (i) 2,960,231 shares of Common Stock held by Abingworth 8 and (ii) 9,925 shares of Common Stock issuable upon the exercise of a stock option (the “Option”) issued to Kurt von Emster. Mr. von Emster, a Partner of Abingworth LLP, was granted the Option, as director’s compensation, which Option is fully exercisable within sixty (60) days of the date hereof. Under an agreement between Mr. von Emster and Abingworth LLP, Mr. von Emster is deemed to hold the Option and any shares of Common Stock issuable upon the exercise of the Option for the benefit of Abingworth 8, and must exercise the Option solely upon the direction of Abingworth LLP. As a result of the foregoing, Abingworth 8 may be deemed to beneficially own (i) the 2,960,231 shares of Common Stock held by Abingworth 8 and (ii) the 9,925 shares of Common Stock issuable upon the exercise of the Option. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth 8 may be deemed to beneficially own 11.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 26,743,289 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 24, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This Schedule 13D relates to the Class A common stock, par value $0.001 per share (the “Common Stock”), of Vera Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8000 Marina Boulevard, Suite 102, Brisbane, California 94005.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

As of the date hereof, Abingworth LLP may be deemed to beneficially own an aggregate of 2,970,156 shares of Common Stock of the Issuer consisting of (i) 2,960,231 shares of Common Stock held by Abingworth 8 and (ii) 9,925 shares of Common Stock issuable upon the exercise of the Option. Under an agreement between Mr. von Emster and Abingworth LLP, Mr. von Emster is deemed to hold the Option and any shares of Common Stock issuable upon the exercise of the Option for the benefit of Abingworth 8, and must exercise the Option solely upon the direction of Abingworth LLP.

As a result of the foregoing, Abingworth LLP, as the investment manager of Abingworth 8, may be deemed to beneficially own (i) the 2,960,231 shares of Common Stock held by Abingworth 8 and (ii) the 9,925 shares of Common Stock issuable upon the exercise of the Option. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth LLP may be deemed to beneficially own 11.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 26,743,289 shares of Common Stock issued and outstanding as of the date hereof, based on information reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2022.

Except as described herein, during the past sixty (60) days on or prior to the date hereof, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2022

ABINGWORTH BIOVENTURES 8 LP

By: Abingworth LLP, its Manager

By: /s/ John Heard

Name: John Heard

Title: Authorized Signatory

ABINGWORTH LLP

By: /s/ John Heard

Name: John Heard

Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).